Exhibit 99.1

Orla Mining Announces Positive Initial Metallurgical Results on Camino Rojo Sulphide Project

Potential for Standalone Phased Processing Option

VANCOUVER, BC, May 8, 2022 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide a summary of Phase 1 metallurgical test results on its Camino Rojo sulphide deposit (the "Sulphide Project" or "Camino Rojo Sulphides"), located in Zacatecas, Mexico.

The Phase 1 metallurgical program has greatly increased Orla's understanding of metallurgical characteristics of Camino Rojo Sulphides, and appears to open up multiple processing options for the Camino Rojo Sulphides relative to what was suggested by previous work. The Phase 1 metallurgical program included tests on grinding characteristics, amenability to cyanidation, selective flotation, and pressure oxidation. In addition to the Phase 1 tests, a geometallurgical model was developed using new and historical metallurgical test results. Geometallurgical modelling integrates geological, geochemical, mineralogical, and recovery data to characterize zones of metallurgical response. It supports mine planning, flowsheet design, and connects mine and process planning as part of the optimization of mine-to-mill production and economic analysis. Highlights of Phase 1 metallurgical program include the following:

  The geometallurgical model recognized five, spatially distinct, physically continuous geometallurgical zones within the 7.3-million-ounce sulphide gold deposit (measured and indicated mineral resource estimate of 259 million tonnes at 0.88 g/t Au, 7.4 g/t Ag, 0.07% Pb,0 0.26% Zn)[1].
  Two geometallurgical zones of the Camino Rojo Sulphide mineralization appear to be amenable to conventional carbon-in-leach ("CIL") processing.
  Selective flotation may be used to produce a gold concentrate.
  Selective flotation may be used to produce a concentrate that can be treated using pressure oxidation.
  There is potential to produce a zinc concentrate.

These positive results confirm potential for a standalone processing option for the Camino Rojo Sulphides. The Company will continue to work towards determining the optimal development plan with the goal of generating the greatest value for stakeholders. The metallurgical recoveries and geometallurgical zones will be used to determine new cut-off grades for open pit and underground mine designs. The respective mine designs will be used to support an updated sulphide mineral resource estimate, which is currently in progress, and will form the basis of a Preliminary Economic Assessment (the "PEA") on the Sulphide Project targeted for end of year 2022.

"These metallurgical results provide options for processing the Camino Rojo Sulphides", said Jason Simpson, President and Chief Executive Officer of Orla. "We are furthering our understanding of the deposit, the potential development pathway, and the value it may generate for stakeholders."

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[1]	See "Scientific and Technical Information" below for additional information.

METALLURGICAL RESULTS

In 2021, the Company completed a directional drill core program into the Camino Rojo Sulphides. The main objectives of the program were to generate additional geological and analytical information regarding the continuity and geometry of the higher-grade gold mineralization (>2 g/t Au), obtain geotechnical information required to evaluate potential underground mining scenarios, and provide new material for metallurgical studies. The drill program was successful, and the drill results confirmed the presence of wide, higher-grade gold zones within the sulphide mineral resource (please see August 3, 2021, News Release).

"The metallurgy of the Camino Rojo Sulphide Project required evaluation of all processing options," said Andrew Cormier, Orla's Chief Operating Officer. "Building a CIL plant first could be used to process transition and low carbon zones and at a later stage add a flotation circuit to process the remaining geometallurgical zones sequentially."

The Phase 1 directional drill program in combination with Orla's geological model and data from previous metallurgical evaluations were used to develop a geometallurgical model that identified five, spatially distinct, physically continuous zones: two zones show amenability to conventional CIL and three zones where selective flotation may be used to produce a gold concentrate. Work continues to establish the size of each geometallurgical zones as part of activities for the PEA.

While the CIL gold recovery varied across the deposit, it was observed that some of the samples were amenable to conventional cyanidation with gold recoveries over 80%. CIL tests that did not perform as well were identified as having elevated levels of arsenopyrite and organic carbon.

The flotation tests included selective gold flotation, arsenopyrite/pyrite separation, and carbon pre-flotation. Flotation tests results produced a combined gold/sulphide concentrate with gold recoveries between 80-85%. Preliminary pressure oxidation processing tests on the sulphide concentrate indicate potential for high gold recovery, and additional testing is ongoing. Zinc flotation tests were conducted, and it was determined that a zinc concentrate containing over 54% zinc and recoveries of greater than 65% are achievable.

CAMINO ROJO SULPHIDE PROJECT

The development scenarios being considered to potentially form the basis of a PEA currently include: (1) an underground mining option with phased processing at a to-be-constructed CIL and flotation facility at Camino Rojo, or (2) an open pit mining option with phased processing at a to-be-constructed CIL and flotation facility at Camino Rojo, or (3) an open pit mining option with processing at Newmont Corporation's ("Newmont") Peñasquito facility. Work planned in 2022 includes the following:

  Completion of 8,250-metre, Phase 2 Sulphide Project drill program to reinforce the geologic model and to continue to confirm the continuity of wide zones of higher-grade gold mineralization. The program has commenced on the first of 15 diamond drill holes and results are expected in the second half of 2022.
  Update of resource estimate for the Camino Rojo Sulphides.
  Completion of Phase 1 metallurgical test program, finalize the process design criteria, and develop the financial model for the selected mining and processing options as part of the PEA.
  Completion of PEA in the fourth quarter 2022.

Qualified Persons Statement

The scientific and technical information related to Camino Rojo in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, each of whom is a Qualified Person as defined under NI 43-101 standards. In order to verify the information relating to the Phase 1 metallurgical program, both Mr. Cormier and Mr. Guerard visited the property in the past year. Mr. Guerard also oversaw the selection of metallurgical samples. Mr. Cormier discussed the selection of the metallurgical samples with Mr. Guerard and responsible staff, designed the test work program, and reviewed the test results with the metallurgical laboratory, Blue Coast Metallurgy & Research ("Blue Coast").

Scientific and Technical Information

The mineral resource estimate for the Sulphide Project at Camino Rojo consists of 74 koz of measured resource (3.358 million tonnnes at 0.69 g/t gold) and 7,221 koz of indicated resources (255.445 million tonnes at 0.88 g/t gold) and has an effective date of June 7, 2019. If the Sulphide Project is defined through a positive pre-feasibility study outlining one of the development scenarios A or B below, Newmont may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the Sulphide Project.

  Scenario A: A Sulphide Project where material from the project is processed using the existing infrastructure of the Peñasquito mine, mill, and concentrator facilities. In such a circumstance, the sulphide project would be operated by Newmont, who would earn a 70% interest in the Sulphide Project, with Orla owning 30%.
  Scenario B: A standalone Sulphide Project with a mine plan containing at least 500 million tonnes of proven and probable mineral reserves using standalone facilities not associated with the Peñasquito mine. Under this scenario, the Sulphide Project would be operated by Newmont, who would earn a 60% interest in the Sulphide Project, with Orla owning 40%.

Additional information can be found in the Camino Rojo Technical Report entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" and dated January 11, 2021.

The Phase 1 metallurgical program testing was completed by Blue Coast. Blue Coast is independent of the Company and employs an internal quality assurance-quality control program consistent with NI 43-101 and industry best practice.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "`forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the results of the Phase 1 metallurgical program and the potential benefits thereof, potential development scenarios for the Sulphide Project, and exploration and study work planned at the Sulphide Project for 2022. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding metallurgical results; the price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company's reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company's indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; the Layback Agreement with Fresnillo Plc remaining subject to the transfer of surface rights; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; risks related to the Company's history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company's ability to identify, complete, and successfully integrate acquisitions; dividend risks; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company's objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, to be available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2022/09/c4341.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 09-MAY-22